# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eloxx Pharmaceuticals, Inc., CIK 0001035354
CUSIP: 29014R103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001945896

## Reporting persons
- Domicilium Real Estate Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (16.5% of the class)
- Domicilium Real Estate Fund III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (16.5% of the class)
- Domicilium Capital Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,407,138; sole dispositive power 0; shared dispositive power 1,407,138; aggregate amount beneficially owned 1,407,138 (18.6% of the class)
- Daniel Simon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,407,138; sole dispositive power 0; shared dispositive power 1,407,138; aggregate amount beneficially owned 1,407,138 (18.6% of the class)

## Item 1. Issuer
Name of issuer: Eloxx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, MA 02476

## Item 2. Person Filing
Name of person filing:
Domicilium Real Estate Fund III LP
Domicilium Real Estate Fund III GP LLC
Domicilium Capital Partners LLC
Daniel Simon
Address of principal business office or, if none, residence:
Domicilium Real Estate Fund III LP
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Real Estate Fund III GP LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Capital Partners LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Daniel Simon
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092
Citizenship:
Domicilium Real Estate Fund III LP - Delaware
Domicilium Real Estate Fund III GP LLC - Delaware
Domicilium Capital Partners LLC - Delaware
Daniel Simon - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Domicilium Real Estate Fund III LP - 1,250,000
Domicilium Real Estate Fund III GP LLC - 1,250,000
Domicilium Capital Partners LLC - 1,407,138
Daniel Simon - 1,407,138
Percent of class:
Domicilium Real Estate Fund III LP - 16.5%
Domicilium Real Estate Fund III GP LLC - 16.5%
Domicilium Capital Partners LLC - 18.6%
Daniel Simon - 18.6%
Sole power to vote or to direct the vote:
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
Domicilium Capital Partners LLC - 0
Daniel Simon - 0
Shared power to vote or to direct the vote:
Domicilium Real Estate Fund III LP - 1,250,000
Domicilium Real Estate Fund III GP LLC - 1,250,000
Domicilium Capital Partners LLC - 1,407,138
Daniel Simon - 1,407,138
Sole power to dispose or to direct the disposition:
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
Domicilium Capital Partners LLC - 0
Daniel Simon - 0
Shared power to dispose or to direct the disposition:
Domicilium Real Estate Fund III LP - 1,250,000
Domicilium Real Estate Fund III GP LLC - 1,250,000
Domicilium Capital Partners LLC - 1,407,138
Daniel Simon - 1,407,138

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Domicilium Capital Partners LLC. None of those advisory clients, other than Domicilium Real Estate Fund III LP, may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Domicilium Real Estate Fund III LP: /s/ Daniel Simon, Daniel Simon, Managing Member of its general partner (05/04/2026)
- Domicilium Real Estate Fund III GP LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (05/04/2026)
- Domicilium Capital Partners LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (05/04/2026)
- Daniel Simon: /s/ Daniel Simon, Daniel Simon (05/04/2026)